Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company’s unaudited interim financial statements included herein as well as the audited consolidated financial statements for the year ended June 30, 2008 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Company for the three-month and nine-month periods ended March 31, 2009 as compared to the three-month and nine-month periods ended March 31, 2008. This review was performed by management with information available as of May 13, 2009.

Where “we”, “us”, “our”, “Transition” or the “Company” is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements relating, but not limited to operations, anticipated financial performance, business prospects and strategies. This forward-looking information is subject to various risks and uncertainties, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes or statements regarding an outlook on the estimated amounts and timing of capital expenditures, anticipated future debt levels and partnership revenues or other revenues or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

Factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) obtaining sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) capitalizing on partnering and acquisition opportunities; (iii) clinical trial timing and results; (iv) adequately protecting proprietary information and technology from competitors; (v) regulatory approvals; (vi) successfully competing in the targeted markets; and (vii) maintaining third party relationships, including key personnel, and key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” in the Company’s annual MD&A and all other information included in or incorporated by reference in this MD&A before making investment decisions with regard to the securities of the Company.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead products are: ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition also has an emerging pipeline of pre-clinical drug candidates acquired externally or developed internally using its proprietary drug discovery engine.

General Risk Factors for the Biotechnology Industry

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans or whether it will ultimately receive regulatory approval. In addition, there is no assurance that adequate funds or relationships required to continue product development such as those with employees, collaborators, or other third parties will be available and sustained.

If a product is ultimately approved for sale, there is no assurance that it will ever result in significant revenues or profitable operations. There are many factors such as competition, patent protection and the regulatory environment that can influence a product’s profitability potential.

In addition, due to the speculative nature of this industry, market prices for securities of biotechnology companies may be highly volatile and subject to significant fluctuation and may not necessarily be related to the operating or other performances of such companies.

Recent Achievements

During the nine-month period ended March 31, 2009 and up to the date of this MD&A, the Company achieved the following significant milestones:

ELND005 (AZD-103) – Alzheimer’s Disease:

•

On April 23, 2009, Elan Pharma International Limited (“Elan”) and Transition announced the receipt of a key patent for Alzheimer’s Disease Treatment with ELND005 (AZD-103). The United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009. The patent is entitled “Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation,” and generally claims methods for treating Alzheimer’s disease comprising administering scyllo-inositol ELND005 (AZD-103). The patent will expire in the year 2025 or later due to any patent term extensions;

•

On October 20, 2008, Elan and Transition announced the achievement of the patient enrollment target for a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in patients with mild to moderate Alzheimer’s disease. Each patient’s planned treatment period is approximately 18 months;

TT-223 – Diabetes:

•

On March 23, 2009, Transition announced the Initiation of a Phase Ib clinical study of TT-223 in combination with a GLP-1 analogue in patients with type 2 diabetes. The study is a randomized, double-blind, placebo-controlled study in approximately 140 patients to evaluate the safety, tolerability and efficacy of daily TT-223 treatments in combination with weekly administrations of a proprietary Lilly GLP-1 analogue, for a combination treatment period of 4 weeks with a 5-month follow-up;

•	On February 5, 2009, Transition announced the completion of patient enrolment for a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes;

•

On September 11, 2008, Transition dosed the first patient in a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. The study is a randomized, double-blind, placebo-controlled, dose-ranging study to evaluate the safety, tolerability and efficacy of daily TT-223 treatments for 12 weeks with a 6-month follow-up. Approximately 80 patients with type 2 diabetes have been enrolled in the study and will receive a daily treatment of TT-223 in addition to their current regimen of oral glucose lowering agents (metformin and/or thiazolidinediones);

Drug Discovery Initiatives:

•

On August 18, 2008, the Company announced the acquisition of certain assets and the exclusive rights to selected drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of Forbes Medi-Tech Inc. (“Forbes”). In consideration for the acquisition of these assets and intellectual property rights, Forbes has received from Transition US$1 million, and will potentially receive up to an additional US$6 million in contingent consideration dependent on the successful achievement of certain developmental and regulatory milestones;

Corporate Developments:

•

In January 2009, the Company disposed of 23,272,633 shares of Stem Cell Therapeutics Corp. (“Stem Cell”) in open market transactions over the TSX Venture Exchange which resulted in net proceeds of approximately $1.4 million;

•

On October 3, 2008, the Company received 23,272,633 freely tradable common shares of Stem Cell pursuant to the terms of a share purchase agreement entered into on October 4, 2004. Under the terms of this agreement, the final $1,650,000 milestone payment was due from Stem Cell to Transition on September 30, 2008. Stem Cell elected to make this payment in the form of Stem Cell common shares from treasury.

STRATEGIC COLLABORATIONS

Elan Pharma International Limited

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103). Under the terms of the agreement, Transition has received an upfront payment of US$15 million in two separate tranches. The upfront payments received from Elan have been recorded as deferred revenue. On December 21, 2007, the Company and Elan jointly announced that the first patient had been dosed in the Phase II clinical study of ELND005 (AZD-103). As a result, the Company received a US$5 million milestone payment, which was triggered by the initiation of the Phase II clinical trial. On October 20, 2008, Elan and Transition announced the achievement of the patient enrollment target for the Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease.

Dependent upon the successful development, regulatory and commercial launch of ELND005 (AZD-103), Transition will be eligible to receive additional milestone payments of up to US$180 million. Transition and Elan will share the costs of development and profits from commercialization. Each party’s cost share and ownership interest may vary throughout the term of the agreement dependant on certain elections that may be made during the development of ELND005 (AZD-103).

Eli Lilly and Company

On March 13, 2008, Eli Lilly and Company (“Lilly”) and Transition entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin-based therapies, including the lead compound TT-223, which is currently in early Phase II testing. Under the terms of the agreement, Transition has received a US$7 million upfront payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin-based therapies if any product is successfully commercialized. Transition and Lilly are both participating in the Phase II clinical trial with lead compound TT-223 in type 2 diabetes and under the terms of the agreement, Lilly will reimburse the Company up to US$3 million for development costs associated with this trial. In addition, the parties have established a joint development committee to coordinate and oversee activities relating to the TT-223 program.

On September 11, 2008, Transition dosed the first patient in a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. On February 5, 2009, Transition announced the completion of patient enrolment for a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. Transition and Lilly are both funding this Phase II clinical trial. Upon completion of this trial, Lilly will be responsible for further development activities and the commercialization of all gastrin-based therapeutic products worldwide.

On March 23, 2009, Transition announced the Initiation of a Phase Ib clinical study of TT-223 in combination with a GLP-1 analogue in patients with type 2 diabetes. The study is a randomized, double-blind, placebo-controlled study in approximately 140 patients to evaluate the safety, tolerability and efficacy of daily TT-223 treatments in combination with weekly administrations of a proprietary Lilly GLP-1 analogue, for a combination treatment period of 4 weeks with a 5-month follow-up. All costs associated with this study are the responsibility of Lilly.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company’s lead technologies are as follows:

ELND005 (AZD-103) for Alzheimer’s Disease

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer’s disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer’s disease patients are at least US$100 billion annually.

Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

In April 2007, Transition announced that the FDA granted Fast Track designation to the investigational drug candidate ELND005 (AZD-103) which is being developed in collaboration with Elan. Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.

On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD-103). Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

On December 21, 2007, Elan and Transition announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. The study will evaluate both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months.

On December 24, 2007, Transition announced that in connection with the initiation of the Phase II clinical study, the Company issued the former shareholders of Ellipsis Neurotherapeutics Inc. (“ENI”) the first contingent consideration milestone in the form of 174,123 Transition common shares at a price of $10.86 per share. The shares issued had a fair value of $1,890,976 which represents additional consideration paid to acquire the technology, products and patents from ENI and accordingly, has been capitalized as intangible assets and will be amortized over the remaining useful life of the technology, products and patents.

On October 20, 2008, Elan and Transition announced the patient enrollment target for the Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease was achieved.

On April 23, 2009, Elan and Transition announced the receipt of a key patent for Alzheimer’s disease treatment with ELND005 (AZD-103). The United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009. The patent is entitled “Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation,” and generally claims methods for treating Alzheimer’s disease comprising administering scyllo-inositol ELND005 (AZD-103). The patent will expire in the year 2025 or later due to any patent term extensions.

Transition and its partner Elan are considering initiating clinical trials for other amyloid beta related indications including early/pre-Alzheimer’s disease.

Under the terms of the agreement, the Company can elect to participate in post Phase II development. The Company has 45 days after the receipt of the proof of concept data from the on-going Phase II clinical trial to make this election. Currently, certain post Phase II development costs are being incurred by Elan and these costs are being tracked by Elan for potential reimbursement by Transition should the Company elect to participate in post Phase II development. If the Company elects to participate in the post Phase II development, based on the Company’s development percentage, the Company would owe Elan approximately US$1.5 million for post Phase II development costs incurred up to March 31, 2009. These costs have not been recorded as an expense or a liability at March 31, 2009 as the Company has not yet made a decision as to its participation.

Expenditures for the ELND005 (AZD-103) Program

During the three-month and nine-month periods ended March 31, 2009 and 2008, the Company incurred direct research and development costs for this program as follows:

ELND005 (AZD-103) Program (1)	Three-month period ended March 31, 2009	Three-month period ended March 31, 2008	Nine-month period ended March 31, 2009	Nine-month period ended March 31, 2008
Pre-clinical studies	$8,784	$—	$71,661	$—
Clinical studies	(2,131)	—	(2,131)	225,522
Manufacturing	136	19,650	20,320	121,569
Other direct research	730	5,708	4,314	15,234
Due to (from) Elan
Clinical studies	1,194,873	1,008,320	4,309,328	2,010,012
Manufacturing	422,115	163,888	1,164,863	599,856
Other direct research	90,930	52,983	489,639	(110,363)
Other	180,713	73,586	507,234	206,287

TOTAL	$1,896,150	$1,324,135	$6,565,228	$3,068,117

(1)

These costs, except “Due to (from) Elan”, are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

TT-223 for Diabetes

General

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

Transition has developed a patented diabetes therapy, which offers a new paradigm in the treatment of diabetes. Pre-clinical and clinical data suggest that gastrin plays an important role in beta cell differentiation and function; capable of providing sustained glucose control in type 2 diabetes.

TT-223 in combination with EGF

Transition’s first diabetes therapy TT-223 in combination with EGF, a combination of Transition’s epidermal growth factor analogue and a gastrin analogue, has completed two Phase I clinical trials, in which it was shown that it was safe to administer. Transition received FDA clearance to initiate exploratory Phase IIa clinical trials for the drug candidate in both type 1 and type 2 diabetics. These two clinical trials evaluated the efficacy, safety and tolerability of a 28-day course of daily TT-223 in combination with EGF treatment with a six month follow-up.

In March, 2007, the Company announced positive unblinded interim safety, tolerability and efficacy data from these exploratory Phase IIa trials for type 1 and type 2 diabetes patients. In the type 1 diabetes study, 6 of 11 (54%) patients responded to TT-223 in combination with EGF therapy, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%. There were no responders among the placebo group.

On June 28, 2007, the Company announced final results from the exploratory Phase IIa clinical trial. A 4-week therapy with TT-223 in combination with EGF lead to sustained reductions in blood glucose levels for 6 months post-treatment in type 2 diabetes patients. In the treated group of patients, the mean HbA1c level was reduced by 0.94% to 1.21% vs. baseline levels in months 2 to 6 post-treatment. More specifically, the mean HbA1c level among treated patients was reduced 0.43%, 0.94% (p<0.05), 1.09% (p<0.05), 1.12% (p<0.05), 1.21% (p<0.05), and 1.14% in months 1, 2, 3, 4, 5, and 6 post-treatment, respectively. In contrast, the mean HbA1c levels of the placebo group ranged from a reduction of 0.1% to an increase of 1.0% over the same period. In addition to the HbA1c reductions, the data demonstrated decreases in fasting blood glucose levels as well as improvements in glucose tolerance over a six month period following treatment with TT-223 in combination with EGF. Trends in increased insulin levels as measured with an oral glucose tolerance test were also observed, particularly in patients where the HbA1c levels decreased over 1% with the TT-223 in combination with EGF therapy. These data are consistent with the increased glucose control observed in diabetes animal models where a short treatment with TT-223 in combination with EGF resulted in a sustained increase in beta cell mass and function. These clinical improvements, including HbA1c reductions greater than 1% in patients six month post-treatment, highlight the potential that TT-223 in combination with EGF therapy could provide patients significant clinical benefit in excess of six months.

TT-223 Clinical Development

These clinical data support the potential of the TT-223 gastrin analogue as a stand alone therapy and in combination with other diabetes therapies. On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin-based therapies, including the lead compound TT-223, which is currently in Phase II testing.

To support the Phase II clinical development program for TT-223, Transition has performed two Phase I studies to expand the dose ranges for TT-223. The first study, a single ascending dose study of TT-223 in healthy volunteers and the second study, a multiple ascending dose study of TT-223 have both been completed.

In August 2008, Transition and its collaboration partner Lilly initiated a Phase II trial evaluating TT-223 in type 2 diabetes patients receiving metformin and/or thiazolidinediones (TZDs) which completed patient enrollment in February 2009.

On March 23, 2009, Transition announced the initiation of a Phase Ib clinical study of TT-223 in combination with a GLP-1 analogue in patients with type 2 diabetes. The study is a randomized, double-blind, placebo-controlled study in approximately 140 patients to evaluate the safety, tolerability and efficacy of daily TT-223 treatments in combination with weekly administrations of GLP-1 analogue, for a combination treatment period of 4 weeks with a 5-month follow-up.

Juvenile Diabetes Research Foundation (“JDRF”)

In September 2006, the Company entered into an agreement with the JDRF to support the clinical development of TT-223 in combination with GLP1 analogues for the treatment of type 1 diabetes over a two year period.

Under the terms of the agreement, the Company was obligated to pay the JDRF a 5% royalty on license fees and milestone payments received in connection with the Company’s diabetes technology. Accordingly, the Company owed the JDRF $441,455 [US$350,000] resulting from the US$7 million up-front payment received from Lilly. The obligation to the JDRF is included in accounts payable and accrued liabilities at March 31, 2009.

The original objective of the JDRF funding was to support efforts towards the development of an effective gastrin-based therapy for diabetes. The research funding used to date has supported meaningful work that has advanced the TT-223 combination therapies into position to begin clinical studies. Lilly will be fully supporting this clinical development work not only through financial resources, but through their expertise and specialized clinical development groups. With this in mind, Transition and the JDRF agreed that it would be reasonable for the JDRF to reassign financial resources earmarked for development of gastrin-based therapies to another worthy research program.

Accordingly, on April 3, 2009, the Company terminated the agreement with the JDRF and paid $441,455 [US$350,000] which represents the total amounts owing to the JDRF under the terms of the agreement. The Company has no further obligations that survive termination of the agreement.

Expenditures for the TT-223 Program

During the three-month and nine-month periods ended March 31, 2008 and 2009, the Company incurred direct research and development costs for this program as follows:

TT-223 Program (1)	Three-month period ended March 31, 2009	Three-month period ended March 31, 2008	Nine-month period ended March 31, 2009	Nine-month period ended March 31, 2008
Pre-clinical studies	$23,117	$22,400	$101,216	$302,517
Clinical studies	884,117	379,243	3,131,539	1,116,195
Manufacturing	268	548,341	661,395	607,804
Other direct research	83,739	56,736	350,557	96,211
Reimbursement from Lilly
Clinical studies	(450,530)	—	(1,566,825)	—
Manufacturing	(18,810)	—	(142,073)	—
Other research	—	—	(536,321)	—
Other	(250,906)	—	(801,954)	—

TOTAL	$270,995	$1,006,720	$1,197,534	$2,122,727

(1)

These costs, except “Reimbursement from Lilly”, are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

Drug Discovery Initiatives

On August 18, 2008, the Company announced the acquisition of certain assets and the exclusive rights to three drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of Forbes Medi-Tech Inc. (Forbes). These newly acquired discovery projects were the focus of a group of research scientists that have operated through a United States-based subsidiary called Transition Therapeutics (USA) Inc.

In consideration for the acquisition of these assets and intellectual property rights, Forbes has received from Transition US$1 million, and will potentially receive up to an additional US$6 million in contingent consideration dependent on all three technologies successfully achieving certain developmental and regulatory milestones.

Total consideration for the purchased assets, including acquisition costs, was $1,131,280. Based on the relative fair values of all the assets acquired, the total consideration paid has been recorded as an asset group of compounds, technology and patents acquired from Forbes.

On March 31, 2009 the Company’s Board of Directors approved the closure of operations at the Transition Therapeutics (USA) Inc. facilities located in the United States. The decision to close the subsidiary was part of a reorganization of the Company’s drug discovery group which resulted in the relocation of certain activities to the Toronto based facility. The Company continues to pursue a number of discovery programs to advance novel lead molecules into pre-clinical development, including the compounds acquired from Forbes Medi-Tech (Research) Inc.

Accordingly, at March 31, 2009, accounts payable and accrued liabilities include an accrual of approximately $158,000 representing contractual severance payments owing to the employees of Transition Therapeutics (USA) Inc.

The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company’s technologies are illustrated below:

Results of Operations

For the three-month period ended March 31, 2009, the Company recorded a net loss of $5,738,815 ($0.25 per common share) compared to a net loss of $4,977,020 ($0.22 per common share) for the three-month period ended March 31, 2008.

For the nine-month period ended March 31, 2009, the Company recorded a net loss of $15,644,881 ($0.68 per common share) compared to a net loss of $10,628,206 ($0.46 per common share) for the nine-month period ended March 31, 2008.

The increase in net loss of $761,795 or 15% for the three-month period ended March 31, 2009 is primarily due to a decrease in interest income, the loss on the sale of the SCT shares, and increases in both research and development and general and administrative expenses. The increase in net loss was partially offset by an increase in foreign exchange gains resulting from the Company’s US dollar investments.

The increase in net loss of $5,016,675 or 47% for the nine-month period ended March 31, 2009 is primarily due to an increase in research and development expenses relating to the ELND005 (AZD-103) program and increases in general and administrative expenses. The increase in net loss is also attributed to decreases in revenue, interest income and gain on note receivable. The increase in net loss was partially offset by foreign exchange gains resulting from the Company’s US dollar investments.

Research and Development

Research and development expenses increased $112,370 from $3,780,429 for the three-month period ended March 31, 2008 to $3,892,799 for the three-month period ended March 31, 2009. For the nine-month period ended March 31, 2009, research and development expenses increased $3,786,306 to $12,812,657 from $9,026,351 for the same period in fiscal 2008. For the three and nine-month periods ended March 31, 2009, these increases were primarily the result of significant increases in clinical development costs due to the ongoing Phase II ELND005 (AZD-103) trial, preclinical costs associated with advancing the family of compounds acquired in the NeuroMedix transaction, and increased drug development costs.

During the three-month period ending March 31, 2009, the Company incurred decreased direct clinical program expenses relating to the TT-223 program. However, during the nine-month period ended March 31, 2009, these costs increased significantly. In light of the reimbursement of costs from Lilly, there was an overall decrease in the program costs for the three and nine-month periods ended March 31, 2009.

The Company anticipates that research and development expenses will increase in the fourth quarter of fiscal 2009 as the Company incurs net development costs relating to the on-going ELND005 (AZD-103) Phase II clinical trials, clinical development costs associated with the TT-223 Phase II clinical trials and the costs relating to the preclinical development of the compounds acquired in the NeuroMedix transaction.

General and Administrative

During the three-month period ended March 31, 2009, general and administrative expenses increased $155,321 to $1,611,629 from $1,456,308 for the same period in fiscal 2008. For the nine-month period ended March 31, 2009, general and administrative expenses increased $488,763 to $4,783,451 from $4,294,688 for the same nine-month period in fiscal 2008. The increases in general and administrative expenses for the three and nine-month periods ended March 31, 2009 are due to increased stock option expenses, salaries and facility expenses. These increases have been partially offset by decreases in insurance, professional and regulatory costs as the comparative periods contained increased costs associated with the NASDAQ listing of August, 2007.

The Company anticipates that general and administrative expenses in the fourth quarter of fiscal 2009 will remain relatively consistent compared to the third quarter of fiscal 2009.

Amortization

Amortization for the three-month period ended March 31, 2009, decreased $38,577 to $690,752 as compared to $729,329 for the three-month period ended March 31, 2008. For the nine-month period ended March 31, 2009, amortization increased $120,596 to $2,173,149 as compared to $2,052,553 for the same period in fiscal 2008.

The three-month period decrease in amortization expense is primarily due to reduced amortization expense relating to the workforce acquired from Protana due to second quarter workforce reductions. The reduction in amortization expense was partially off-set by the amortization expense resulting from the assets acquired from Forbes during the first quarter of fiscal 2009. The nine-month period increase in amortization expense is due to increased amortization expense relating to the workforce acquired from Protana due to a workforce reduction, the full-quarter impact of amortizing the additional consideration paid to acquire the ENI technology in December, 2007 and the amortization expense resulting from the assets acquired from Forbes.

The Company anticipates that amortization expense will be relatively unchanged in the fourth quarter of fiscal 2009.

Interest Income, net

Interest income for the three-month period ended March 31, 2009 was $170,553 as compared to $638,959 for the same period in fiscal 2008, resulting in a decrease of $468,406. For the nine-month period ended March 31, 2009, interest income was $930,682 as compared to $1,927,990 for the same period in fiscal 2008, resulting in a decrease of $997,308. The decreases in interest income resulted from decreases in effective interest rates.

In the absence of additional financing, interest income is expected to decrease in the fourth quarter of fiscal 2009 due to declining cash balances.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at March 31, 2009.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009
Revenue	$—	$—	$—
Net loss (1)	$5,032,796	$4,873,270	$5,738,815
Basic and diluted net loss per Common Share	$0.22	$0.21	$0.25

2008
Revenue	$32,811	$1,563,911	$—	$—
Net loss (1)	$4,098,978	$1,552,208	$4,977,020	$5,490,996
Basic and diluted net loss per Common Share	$0.18	$0.07	$0.22	$0.23

2007
Revenue				$32,811
Net loss (1)				$5,974,267
Basic and diluted net loss per Common Share				$0.30

Notes:

(1)	Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

The fluctuations of Transition’s quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Waratah, Protana, ENI, NeuroMedix and Forbes, foreign exchange gains and losses, recognition of upfront and licensing fees relating to the Novo Nordisk agreement, interest income, gains and losses relating to SCT receivable and sale of SCT shares, corporate development costs, and the growth of the Company’s management team.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management’s most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical technology, patents and workforce. The costs of the Company’s intangible assets are amortized over the estimated useful life ranging from 5 to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value is below the asset’s carrying value.

Valuation Allowance for Future Tax Assets

The Company has recorded a valuation allowance on certain future tax assets primarily related to the carryforward of operating losses and qualifying research and development expenses. The Company has determined that it is more likely than not that some of these carryforward amounts will not be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carryforward amounts, which could result in a material change in our net income (loss) through the recovery of future income taxes. However, there is no assurance that the Company will be able to record future income tax recoveries in the future.

Equity Based Valuations

When the Company issues equity based instruments (i.e. stock options), an estimate of fair value is derived for the equity instrument using the Black-Scholes pricing model. The application of this pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Deferred Revenue

As a result of the Company’s collaboration agreements with Elan and Lilly, the Company has recorded deferred revenue.

The up-front and milestone payments received from Elan and the up-front payment received from Lilly have been recorded as deferred revenue and will be recognized as income on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. Actual results could differ materially from the estimates made by management.

ADOPTION OF NEW ACCOUNTING POLICIES

Effective July 1, 2008, the Company adopted the following new accounting policies: CICA Handbook Section 1400, General Standards of Financial Statement Presentation, CICA Handbook Section 1535, Capital Disclosures; CICA Handbook Section 3862, Financial Instruments – Disclosures; and CICA Handbook Section 3863, Financial Instruments – Presentation.

CICA Handbook Section 1535, Capital Disclosures requires disclosure of the Company’s objectives, policies and processes for managing capital and compliance with any capital requirements, and, in case of non-compliance, the consequences of such non-compliance. Note 14 has been added to the Company’s consolidated financial statements regarding these disclosures.

CICA Handbook Section 3862, Financial Instruments – Disclosures provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Note 15 has been added to the Company’s consolidated financial statements regarding these required disclosures.

CICA Handbook Section 3863, Financial Instruments – Presentation, provides standards for the presentation of financial instruments and non-financial derivatives. The adoption of this standard does not have an impact on the presentation of the Company’s financial instrument disclosures.

In January, 2009, the CICA’s Emerging Issue Committee (“EIC”) issued Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities” which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The Company has adopted EIC-173 and such adoption did not have any impact on the Company’s consolidated financial statements.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

CICA Section 3064, Goodwill and Intangible Assets

This pronouncement replaces CICA 3062, “Goodwill and Other Intangible Assets” and CICA 3450, “Research and Development Costs”. The standard establishes standards for recognition, measurement, and disclosure of goodwill and intangibles. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards. These changes are effective for years beginning on or after October 1, 2008, with early adoption encouraged. The Company is evaluating the effects of adopting this new standard.

CICA Section 1582, Business Combinations

This pronouncement replaces CICA 1581, “Business Combinations”. The standard establishes standards for the accounting for a business combination and represents the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), “Business Combinations”. These changes are effective for business combinations occurring on or after January 1, 2011, with early adoption permitted. The Company is evaluating the effects of adopting this new standard.

CICA Section 1601, Consolidated Financial Statements and CICA Section 1602, Non-Controlling Interests

These pronouncements collectively replace CICA 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This standard is equivalent to the corresponding provisions of IFRS standard IAS 27 (Revised), “Consolidated and Separate Financial Statements”. These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on January 1, 2011. Early adoption is permitted as of the beginning of a fiscal year. The Company is evaluating the effects of adopting this standard as to potential impact and the date at which the Company will adopt the new standard.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in Transition’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect Transition’s internal control over financial reporting.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to March 31, 2009 of $119,805,652. Losses are expected to continue for the next several years as the Company invests in research and development, pre-clinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits, held-to-maturity investments and investment tax credits, revenues and reimbursements from partners, and proceeds from the sale of assets transferred under contractual arrangement.

The Company’s cash, cash equivalents and held-to-maturity investments and the Company’s working capital position were $52,115,364 and $51,902,923, respectively, at March 31, 2009, a decrease from June 30, 2008 balances of $63,663,630 and $64,360,685 respectively. The decrease is primarily the result of the expenditures incurred during the nine-month period ended March 31, 2009. As a result, the Company currently believes it has adequate financial resources for anticipated expenditures until the end of fiscal 2010.

Financial instruments of the Company consist mainly of cash and cash equivalents, held-to-maturity investments, accounts payable and accrued liabilities and amounts due to/from Elan and Lilly. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.

The Company is exposed to interest rate risk to the extent that the cash equivalents and held-to-maturity investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. Although the Company monitors market interest rates, the Company’s investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Fluctuations in the US dollar exchange rate may potentially have a significant impact on the Company’s results of operations.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

Financing Activities

There were no significant financing activities during the nine-month period ended March 31, 2009.

Contractual Obligations

Minimum payments under our contractual obligations as of March 31, 2009 are as follows:

	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Operating leases	$115,910	$1,022,434	$—	$—	$1,138,344
Collaboration agreements	$17,045	$—	$—	$—	$17,045
Clinical and toxicity study agreements	$1,266,429	$693,500	$—	$—	$1,959,929
Manufacturing agreements	$250,250	$—	$—	$—	$250,250

TOTAL	$1,649,634	$1,715,934	$—	$—	$3,365,568

OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at May 13, 2009, the Company has 23,215,160 common shares outstanding.

Stock Options

As at May 13, 2009, the Company has 1,809,731 stock options outstanding with exercise prices ranging from $4.68 to $18.00 and expiry dates ranging from May 20, 2009 to December 8, 2013. At May 13, 2009, on an if-converted basis, these stock options would result in the issuance of 1,809,731 common shares at an aggregate exercise price of $21,574,213.

RISKS AND UNCERTAINTIES

The Company’s risks and uncertainties are as described in the Company’s annual MD&A, which can be found on SEDAR at www.SEDAR.com.